Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the six months ended, 30 June 2017	Exhibit 99.2

The condensed consolidated financial statements of Barclays Bank PLC are set out on pages 4 to 11 and the related Barclays PLC notes are on pages 46 to 87 in Exhibit 99.1.

Further disclosures are contained in the Barclays PLC Results Announcement for the period ended 30 June 2017, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC. Refer to pages 1 to 45 and 88 to 93 in Exhibit 99.1.

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same as the only differences are the holding company, Barclays PLC and following a restructure in November 2016, the Group Service Company transferring from Barclays Bank PLC to Barclays PLC.

Differences between Barclays PLC and Barclays Bank PLC results can be summarised as follows:

●	Balance Sheet Asset size – Barclays PLC £1,135,316m, Barclays Bank PLC £1,136,867m

●	Income Statement Profit before tax – Barclays PLC £2,341m, Barclays Bank PLC £2,195m

The differences occur primarily due to the following reasons:

●	Funding structures

●	Cash flow hedging

●	Group Service Company

More detail regarding the main differences is described below.

Funding structures

	Barclays PLC	Barclays Bank PLC
	£m	£m
Preference shares	-	5,830
Other shareholders’ equity	-	271
Non-controlling interests (NCI)	2,397	84

Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and where still outstanding are presented as non-controlling interests in the financial statements of Barclays PLC Group.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Treasury shares	(28)	-

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Capital Redemption Reserve (CRR)	394	49

Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Barclays and Barclays Bank PLC	1

	Barclays PLC	Barclays Bank PLC
	£m	£m
Loans and advances to banks	37,108	37,512
Subordinated liabilities	23,879	24,271

Barclays Bank PLC has in issue two series of contingent capital notes (CCNs). These both pay interest and principal to the holder unless the consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

●

In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

●

In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

Cash flow hedging
	Barclays PLC	Barclays Bank PLC
	£m	£m
Income Statement
Net interest income	5,098	4,935
Tax	(778)	(729)
Equity
Cash flow hedging reserve	1,578	576

Barclays PLC cash flow hedging reserve is larger than Barclays Bank PLC, as Barclays Bank PLC is no longer exposed to the same variable rate cash flows. This is as a direct result of anticipated bank ring fencing and transfer of assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC). There is also a difference in the income statement due to variance in income and tax due to cash flow hedging not included in Barclays Bank PLC.

Group Service Company

The ownership of the Group Service Company was transferred in November 2016 contributing to the following key differences between Barclays PLC and Barclays Bank PLC.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Staff costs	(4,460)	(3,356)
Administration and general expenses	(3,272)	(4,413)

Employees within the Group Service Company were reallocated from Barclays Bank PLC as part of the restructure. Therefore these staff costs are only shown in Barclays PLC. The Group Service Company recharges costs to Barclays Bank PLC leading to higher expenses. These are eliminated on consolidation in Barclays PLC.

Barclays and Barclays Bank PLC	2

	Barclays PLC	Barclays Bank PLC
	£m	£m
Prepayments, accrued income and other assets	3,072	4,505

Barclays Bank PLC recognises a receivable from the Group Service Company which is eliminated on consolidation in Barclays PLC. The Bank funded acquisition of shares on behalf of the Group Service Company to satisfy employee share awards creating a receivable of £1.6bn.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Goodwill and intangibles	7,724	7,293
Property, plant and equipment	2,749	2,440
Customer accounts	436,863	439,221
Debt securities in issue	76,664	76,106
Provisions	3,930	3,785

The difference is driven by Group Service Company balances reflected in Barclays PLC only, or in the case of customer accounts, intercompany balances between the Group Service Company and Barclays Bank PLC, which eliminate on consolidation in Barclays PLC.

Barclays and Barclays Bank PLC	3

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

Continuing operations		Half year ended 30.06.17	Half year ended 30.06.16
	Notes[1]	£m	£m
Net interest income		4,935	6,187
Net fee and commission income		3,606	3,317
Net trading income		1,669	1,548
Net investment income		527	914
Other income		37	1
Total income		10,774	11,967
Credit impairment charges and other provisions		(1,054)	(931)
Net operating income		9,720	11,036

Staff costs		(3,356)	(4,601)
Administration and general expenses		(4,413)	(3,096)
Operating expenses		(7,769)	(7,697)

Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures		244	(322)
Profit before tax		2,195	3,017
Tax		(729)	(984)
Profit after tax in respect of continuing operations		1,466	2,033
(Loss)/profit after tax in respect of discontinued operation		(2,195)	311
(Loss)/profit after tax		(729)	2,344

Attributable to:
Ordinary equity holders of the parent		(1,172)	1,979
Other equity holders		301	208
Total equity holders		(871)	2,187

Profit attributable to non-controlling interests in respect of continuing operations	2	2	2
Profit attributable to non-controlling interests in respect of discontinued operation	2	140	155
(Loss)/profit after tax		(729)	2,344

1	For notes specific to Barclays Bank PLC see pages 10 to 11 and for related Barclays PLC notes see pages 52 to 87 in Exhibit 99.1.

Barclays PLC and Barclays Bank PLC	4

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.17	Half year ended 30.06.16
	Notes[1]	£m	£m
(Loss)/profit after tax		(729)	2,344
Profit after tax in respect of continuing operations		1,466	2,033
(Loss)/profit after tax in respect of discontinued operation		(2,195)	311

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve		(629)	1,789
Available for sale reserve		96	(317)
Cash flow hedge reserve		(382)	1,074
Other		14	(3)
Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations		(901)	2,543

Other comprehensive loss not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements		(29)	(759)
Own credit[2]		22	-
Other comprehensive loss not recycled to profit or loss from continuing operations		(7)	(759)

Other comprehensive (loss)/income for the period from continuing operations		(908)	1,784

Other comprehensive income for the period from discontinued operation		1,301	985

Total comprehensive (loss)/income for the period:
Total comprehensive income for the period, net of tax from continuing operations		558	3,817
Total comprehensive (loss)/income for the period, net of tax from discontinued operation		(894)	1,296
Total comprehensive (loss)/income for the period		(336)	5,113

Attributable to:
Equity holders of the parent		(446)	4,548
Non-controlling interests		110	565
Total comprehensive (loss)/income for the period		(336)	5,113

1	For notes specific to Barclays Bank PLC see pages 10 to 11 and for related Barclays PLC notes see pages 52 to 87 in Exhibit 99.1.
2	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of 175m has therefore been reclassified from retained earnings to a separate own credit reserve, within Other reserves. During H117 a 22m gain on own credit has been booked in the reserve.

Barclays PLC and Barclays Bank PLC	5

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

Assets		As at 30.06.17	As at 31.12.16
	Notes[1]	£m	£m
Cash and balances at central banks		146,025	102,328
Items in the course of collection from other banks		1,226	1,467
Trading portfolio assets		90,684	80,255
Financial assets designated at fair value		107,197	78,608
Derivative financial instruments		260,034	346,820
Financial investments		61,814	63,365
Loans and advances to banks		37,512	43,634
Loans and advances to customers		390,468	392,783
Reverse repurchase agreements and other similar secured lending		17,209	13,454
Prepayments, accrued income and other assets		4,505	4,011
Investments in associates and joint ventures		715	684
Property, plant and equipment		2,440	2,466
Goodwill and intangible assets		7,293	7,348
Current and deferred tax assets		4,717	5,264
Retirement benefit assets		709	14
Assets included in disposal groups classified as held for sale		4,319	71,454
Total assets		1,136,867	1,213,955

Liabilities
Deposits from banks		48,941	48,214
Items in the course of collection due to other banks		778	636
Customer accounts		439,221	424,703
Repurchase agreements and other similar secured borrowing		38,578	19,760
Trading portfolio liabilities		40,470	34,687
Financial liabilities designated at fair value		125,348	96,032
Derivative financial instruments		260,765	340,487
Debt securities in issue		76,106	75,369
Subordinated liabilities		24,271	23,871
Accruals, deferred income and other liabilities		6,149	8,951
Provisions		3,785	3,909
Current and deferred tax liabilities		316	712
Retirement benefit liabilities		314	377
Liabilities included in disposal groups classified as held for sale		5,658	65,292
Total liabilities		1,070,700	1,143,000

Equity
Called up share capital and share premium	4	14,455	14,462
Other reserves		4,571	4,295
Retained earnings		39,321	42,190
Shareholders’ equity attributable to ordinary shareholders of parent		58,347	60,947
Other equity instruments	5	7,736	6,486
Total equity excluding non-controlling interests		66,083	67,433
Non-controlling interests	2	84	3,522
Total equity		66,167	70,955

Total liabilities and equity		1,136,867	1,213,955

1	For notes specific to Barclays Bank PLC see pages 10 to 11 and for related Barclays PLC notes see pages 52 to 87 in Exhibit 99.1.

Barclays PLC and Barclays Bank PLC	6

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves	Retained earnings	Total	Non- controlling interests[1]	Total equity
Half year ended 30.06.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	14,462	6,486	4,295	42,190	67,433	3,522	70,955
Effects of changes in accounting policies[2]	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	14,462	6,486	4,120	42,365	67,433	3,522	70,955
Profit after tax	-	301	-	1,163	1,464	2	1,466
Currency translation movements	-	-	(628)	-	(628)	(1)	(629)
Available for sale investments	-	-	96	-	96	-	96
Cash flow hedges	-	-	(382)	-	(382)	-	(382)
Retirement benefit remeasurements	-	-	-	(29)	(29)	-	(29)
Own credit	-	-	22	-	22	-	22
Other	-	-	-	14	14	-	14
Total comprehensive income net of tax from continuing operations	-	301	(892)	1,148	557	1	558
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the period	-	301	440	(1,187)	(446)	110	(336)
Issue and exchange of equity instruments	-	1,250	-	-	1,250	-	1,250
Other equity instruments coupons paid	-	(301)	-	82	(219)	-	(219)
Redemption of preference shares	(7)	-	11	(1,134)	(1,130)	-	(1,130)
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(78)	(78)	-	(78)
Dividends paid	-	-	-	(299)	(299)	(173)	(472)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,443)	(3,802)
Other reserve movements	-	-	-	(69)	(69)	68	(1)
Balance as at 30 June 2017	14,455	7,736	4,571	39,321	66,083	84	66,167

Half year ended 31.12.16
Balance as at 1 July 2016	14,466	5,350	4,064	42,743	66,623	2,976	69,599
Profit after tax	-	249	-	855	1,104	1	1,105
Currency translation movements	-	-	1,237	-	1,237	1	1,238
Available for sale investments	-	-	(39)	-	(39)	-	(39)
Cash flow hedges	-	-	(875)	-	(875)	-	(875)
Retirement benefit remeasurements	-	-	-	(221)	(221)	-	(221)
Other	(17)	-	-	67	50	-	50
Total comprehensive income net of tax from continuing operations	(17)	249	323	701	1,256	2	1,258
Total comprehensive income net of tax from discontinued operation	-	-	116	27	143	672	815
Total comprehensive income for the period	(17)	249	439	728	1,399	674	2,073
Issue and exchange of equity instruments	-	1,136	-	-	1,136	-	1,136
Other equity instruments coupons paid	-	(249)	-	70	(179)	-	(179)
Redemption of preference shares	6	-	(207)	(573)	(774)	-	(774)
Equity settled share schemes	-	-	-	351	351	-	351
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(30)	(30)	-	(30)
Dividends paid	-	-	-	(294)	(294)	(137)	(431)
Net equity impact of Group Service Company disposal	-	-	-	(806)	(806)	-	(806)
Other reserve movements	7	-	(1)	1	7	9	16
Balance as at 31 December 2016	14,462	6,486	4,295	42,190	67,433	3,522	70,955

1	Details of Called up share capital and share premium, Other equity instruments and Non-controlling interests are shown on page 11.
2	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of 175m has therefore been reclassified from retained earnings to a separate own credit reserve, within Other reserves. During H117 a 22m gain on own credit has been booked in the reserve.

Barclays PLC and Barclays Bank PLC	7

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves	Retained earnings	Total	Non- controlling interests[1]	Total equity
Half year ended 30.06.16	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2016	14,472	5,350	933	43,350	64,105	1,914	66,019
Profit after tax	-	208	-	1,823	2,031	2	2,033
Currency translation movements	-	-	1,788	-	1,788	1	1,789
Available for sale investments	-	-	(317)	-	(317)	-	(317)
Cash flow hedges	-	-	1,074	-	1,074	-	1,074
Retirement benefit remeasurements	-	-	-	(759)	(759)	-	(759)
Other	-	-	-	(3)	(3)	-	(3)
Total comprehensive income net of tax from continuing operations	-	208	2,545	1,061	3,814	3	3,817
Total comprehensive income net of tax from discontinued operation	-	-	578	156	734	562	1,296
Total comprehensive income for the period	-	208	3,123	1,217	4,548	565	5,113
Issue of shares under employee share schemes	-	-	-	226	226	-	226
Other equity instruments coupons paid	-	(208)	-	58	(150)	-	(150)
Redemption of preference shares	(6)	-	8	(805)	(803)	-	(803)
Treasury shares	-	-	-	(384)	(384)	-	(384)
Dividends paid	-	-	-	(684)	(684)	(98)	(782)
Capital contribution from Barclays PLC	-	-	-	114	114	-	114
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other reserve movements	-	-	-	-	-	(6)	(6)
Balance as at 30 June 2016	14,466	5,350	4,064	42,743	66,623	2,976	69,599

1	Details of Called up share capital and share premium, Other equity instruments and Non-controlling interests are shown on page 11.

Barclays PLC and Barclays Bank PLC	8

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended 30.06.17	Half year ended 30.06.16
	£m	£m
Continuing operations
Profit before tax	2,195	3,017
Adjustment for non-cash items	895	(9,841)
Changes in operating assets and liabilities	31,807	25,086
Corporate income tax paid	(518)	(394)
Net cash from operating activities	34,379	17,868
Net cash from investing activities	2,071	14,376
Net cash from financing activities	849	(1,692)
Effect of exchange rates on cash and cash equivalents	(1,106)	6,897
Net increase in cash and cash equivalents from continuing operations	36,193	37,449
Net cash from discontinued operation	101	371
Net increase in cash and cash equivalents	36,294	37,820
Cash and cash equivalents at beginning of the period	143,932	86,556
Cash and cash equivalents at end of the period	180,226	124,376

Barclays PLC and Barclays Bank PLC	9

Financial Statement Notes

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2017 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, ‘Interim Financial Reporting’, as published by the IASB and adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2016, which have been prepared in accordance with IFRSs as adopted by the European Union.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays 2016 Annual Report, except for the option in IFRS 9 to recognise changes in own credit in other comprehensive income, which Barclays has applied from 1 January 2017. This will have no effect on net assets, and any changes due to own credit in prior periods have not been restated. Any realised and unrealised amounts recognised in other comprehensive income will not be reclassified to the income statement in future periods.

The main differences between Barclays PLC and Barclays Bank PLC results are set out on pages 1 to 3.

Future accounting developments

IFRS 9 – Financial instruments

IFRS 9 Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement is effective for periods beginning on or after 1 January 2018 and was endorsed by the EU in November 2016. IFRS 9, in particular the impairment requirements, will lead to significant changes in the accounting for financial instruments. Barclays will not restate comparatives on initial application of IFRS 9 on 1 January 2018 but will provide detailed transition disclosures in accordance with the amended requirements of IFRS 7.

Barclays has a jointly accountable Risk and Finance IFRS 9 implementation programme with representation from all impacted departments.

In respect of the impairment and classification and measurement implementation programmes for financial assets, work has continued to prepare for adoption on 1 January 2018, with the focus during 2017 on quantifying impact, model validation and finalising processes, governance and controls.

As permitted by IFRS 9, Barclays will continue applying the IAS 39 hedge accounting requirements but will provide the new hedge accounting disclosures required by the amended IFRS 7.

Since the publication of the 2016 Annual Report, the IASB has issued an Exposure Draft potentially impacting financial assets with prepayment features with negative compensation. Such prepayment features are present in some fixed rate corporate and investment bank loans. If such loans are concluded to be measured at fair value through profit or loss, the potential impact on opening equity and profit or loss would depend on their fair values compared to their carrying amounts, and the future changes in fair value. The IASB is currently considering comments received on the proposals.

Barclays will disclose the financial impact estimates when the implementation programme, validation and testing is further advanced, which is expected to be no later than the Barclays Annual Report 2017.

For further information on this and other new standards refer to the Barclays 2016 Annual Report.

Going concern

Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

Barclays Bank PLC	10

Financial Statement Notes

2.	Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended 30.06.17	Half year ended 30.06.16	As at 30.06.17	As at 31.12.16
	£m	£m	£m	£m
Barclays Africa Group Limited	140	155	-	3,507
Other non-controlling interests	2	2	84	15
Total	142	157	84	3,522

3.	Dividends

	Half year ended 30.06.17	Half year ended 30.06.16

Dividends paid during the period	£m	£m
Ordinary shares	165	502
Preference shares	134	182
Total	299	684

4.	Called up share capital

Ordinary shares

At 30 June 2017 the issued ordinary share capital of Barclays Bank PLC comprised 2,342 million (December 2016: 2,342 million) ordinary shares of £1 each.

Preference shares

At 30 June 2017 the issued preference share capital of Barclays Bank PLC comprised 1,000 (December 2016: 1,000) Sterling Preference Shares of £1 each; 31,856 (December 2016: 31,856) Euro Preference Shares of €100 each; 20,930 (December 2016: 20,930) Sterling Preference Shares of £100 each; 58,133 (December 2016: 58,133) US Dollar Preference Shares of $100 each; and 106 million (December 2016: 161 million) US Dollar Preference Shares of $0.25 each. In the first quarter of 2017, 55 million US Dollar Preference Shares of $0.25 each were redeemed.

5.	Other equity instruments

Other equity instruments of £7,736m (December 2016: £6,486m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Barclays Bank PLC	11